September 3, 2010

VIA EDGAR

Mr. Gregory Dundas

Attorney-Advisor

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Renasant Corporation (the “Company”)

Form 10-K for the Period Ended December 31, 2009

File No. 001-13253

Dear Mr. Dundas:

We are writing in response to your letter dated August 27, 2010 providing comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on March 5, 2010.

Your comments are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 88

Compensation Discussion and Analysis, page 21 of Definitive Proxy Statement on Schedule 14A

1. We note that you set a performance goal for executives that contemplated a compensation reward for negative growth in net revenue per share. In future filings, if you contemplate negative performance targets, please include disclosure that explains why the compensation committee chose to reward negative performance and why they believed this would “result in enhanced shareholder value.”

The Company will provide the requested disclosure in future filings if negative performance targets are set for the Company’s executives.

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The major facets of the Company’s compensation program for its employees consists of base salary, annual short-term cash incentives and equity incentives. In our view, the element of the Company’s compensation program most susceptible to creating risks that could have an adverse effect on the Company is the incentive program, which is addressed immediately below.

Mr. Gregory Dundas

September 3, 2010

The Company incents its executive officers, including the majority of its non-executive officers, through its existing incentive programs. Both short-term cash incentives and equity incentives are based on Company-wide earnings enhancement (or, for 2009, the mitigation of the impact on the Company’s earnings from the downturn in the United States economy in general and the banking industry in particular). Management and the Compensation Committee of the Company’s Board of Directors believe that long-term shareholder value is enhanced as the Company’s earnings increase or, in the context of industry-wide declines in earnings, decrease less relative to other financial institutions.

We recognize that, under any incentive plan, there is some level of risk that employees may attempt to manipulate the intent of the plan through excessive risk taking. The structure of the Company’s incentive programs (both the short-term cash incentive program and the equity incentive program) mitigates this risk in the following ways:

•

Company-wide performance metrics are used to measure the performance of participating employees, and incentive compensation is paid on the basis of such performance. We would like to particularly note that incentives for our lending employees are based on these metrics. Our use of these metrics is designed to create a culture where employees will understand that the outcome of his or her incentives is unlikely to be materially affected by his or her own excessive risk taking.

•	Multiple performance metrics are used, making it more difficult to manipulate the overall incentive.

•

The threshold, target and superior performance levels for the incentives are based on a budget derived from balance sheet or product growth projected by executive management, with the approval of the Compensation Committee. The projected balance sheet or product growth is based on conservative community banking models (i.e. loans, deposits, margins, credit quality, fee income, expense control) with the necessary approval and monitoring processes to support this model.

In the fourth quarter of 2009, executive management and the Compensation Committee undertook a comprehensive evaluation of the Company’s compensation policies and practices for its employees, including the Company’s incentive programs, to determine whether any policy or practice created any risk that was reasonably likely to have a material adverse effect on the Company. Executive management and the Compensation Committee concluded that the Company’s compensation practices, including its incentive programs, did not create any risk that was reasonably likely to have a material adverse effect on the Company, for the following reasons:

•	We use a balanced compensation structure designed to provide incentives aligned with short and long term shareholder interests;

•

Base salary is the largest component of our compensation program. Not only is base salary a fixed amount and thus inherently not subject to manipulation, but the fact that it represents a substantial portion of our employees’ total compensation lessens the possibility that an employee will focus on incentives, which are in all instances capped at a percentage of base salary, that might expose the Company to excessive risk;

•	For lenders who participate in the incentive programs, minimum levels of loan quality thresholds must be met by a lender in order for any incentive compensation to be awarded; and

Mr. Gregory Dundas

September 3, 2010

•

The Company has a code of ethics and business conduct applicable to all of our employees. We also have an ethics hotline which provides the caller a confidential means to report suspected instances of fraud directly to our Chief Risk Officer and the Chairman of the Audit Committee of our Board of Directors. Additionally, the Company has established internal controls that are designed to alert us prior to any action by an employee that might expose the Company to an excessive risk. We believe these measures help to create an atmosphere that discourages excessive risk taking.

Certain Relationships and Related Transactions, page 90

3. We note the disclosure on page 15 of the definitive proxy statement on Schedule 14A that loans to insiders were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

The Company confirms that loans to Company insiders covered by the disclosure on page 15 of the Company’s definitive proxy statement on Schedule 14A were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or any of its affiliates. Future filings will contain the revised disclosure, if accurate.

In connection with the Company’s responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require any further information, please do not hesitate to contact me at (662) 680-1200 or Stuart R. Johnson, Executive Vice President and Chief Financial Officer, at (662) 680-1472.

Sincerely,

E. Robinson McGraw
Chairman, President and
Chief Executive Officer

cc:	Stuart R. Johnson

Kevin D. Chapman

Mark A. Fullmer